EXHIBIT 99.5
Media release

Rio Tinto invests a further $92 million in Isle-Maligne power plant

9 March 2021

ALMA, Canada – Rio Tinto is investing a further C$92 million in maintenance work and upgrades to improve the reliability and efficiency of its Isle-Maligne hydroelectric station, which is essential to the production of hydroelectricity for the manufacture of low-carbon aluminum in Saguenay–Lac-Saint-Jean, Quebec.

Located in Alma, the plant was commissioned 95 years ago and is the oldest in Rio Tinto's hydroelectric network.

The work will work begin this summer and take place over two years, with one turbine-alternator group being replaced and major maintenance work undertaken on another. The plant will be upgraded with state-of-the-art instrumentation and information management technologies to deliver improved operational efficiencies.

Sébastien Ross, Managing Director of Rio Tinto's Quebec operations, said: "This work at the Isle-Maligne power plant represents a major investment by Rio Tinto in the region that will enable us to continue our hydroelectric operations and maintain our low-carbon footprint aluminium production in Quebec.”

The project is expected to generate C$75 million in economic activity in Quebec and more than a hundred workers will be involved at the peak of the work.

GE Renewable Energy will deliver engineering, fabrication and installation of the replacement turbine-alternator group.

The investment adds to a C$160 million maintenance project announced in October 2020 to replace valves in the Isle-Maligne station.

Note to editors

Rio Tinto produces some of the world’s highest quality and lowest carbon aluminium at its operations in Quebec, which are powered with 100% clean, renewable hydroelectricity.

Rio Tinto is Canada's largest private producer of hydroelectricity. Its seven hydroelectric facilities, located in Quebec and British Columbia, provide a competitive advantage, allowing the company's modern aluminum smelters to position themselves favourably in the industry.
Thanks to its hydroelectric production, Rio Tinto is an industry leader in responsile aluminium production. In 2016, the company launched the industry's first certified low-carbon aluminium, RenewAlTM, with a footprint of 4t CO2/t Al or less. It has helped to pioneer responsible production standards for the global industry as a founding member of the Aluminium Stewardship Initiative (ASI), becoming the first producer to offer ASI Aluminium in 2018.

Contact Malika Cherry Advisor, Media Relations – Canada & US C: + 1 418 592 7293 E: malika.cherry@riotinto.com